FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

On December 15, 2019, DuPont de Nemours, Inc. (DuPont) announced a definitive agreement to merge its Nutrition & Biosciences business (N&B) with International Flavors & Fragrances Inc. (IFF). Pending satisfaction of customary closing conditions, the transaction is expected to close in the first quarter 2021.

Beginning on January 15, 2021, at IFF’s request DuPont distributed a communication prepared by IFF related to the treatment of certain long-term incentive awards upon transaction close.

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DuPont Cover Note

IFF has prepared the enclosed information concerning the impact of the Transaction on your Outstanding DuPont Long-Term Incentive (LTI) awards. DuPont is providing IFF’s information to you so that you can better understand the impact of the intended merger of the N&B business with IFF. DuPont cannot comment on the substance of IFF’s benefits information. Any questions related to this communication can be sent to Compensation@IFF.com.

IFF Communication

As you are aware, on December 15, 2019, International Flavors & Fragrances (“IFF”) announced a definitive agreement to merge with DuPont’s Nutrition & Biosciences business (the “N&B Transaction”). It is presently expected that the N&B Transaction will close in Q1 of 2021 (the “Closing”).

You are receiving this communication because of your participation in the DuPont Long-Term Incentive (“LTI”) Program. This communication specifically addresses your unvested or unexercised (“outstanding”) Restricted Stock Units (“RSUs”), Stock Options, Stock Appreciation Rights (“SARs”) or Performance Share Units (“PSUs”) awarded under the DuPont LTI Program which will be converted into IFF awards upon the Closing.

This communication does not address shares of DuPont Common Stock you may own outright or any holdings of DuPont Common Stock you may have through other benefit programs.

•	Do I need to take any action to effectuate the conversion of my DuPont LTI awards into IFF awards? No. DuPont LTI awards will automatically convert into IFF awards upon the Closing.

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What effect will the conversion have on my DuPont Stock Options and SARs as of the Closing? Upon the Closing, each outstanding DuPont Stock Option and/or SAR, whether vested or unvested, will automatically convert into an IFF Stock Option and/or SAR, as applicable, on the same terms and conditions (including applicable vesting requirements), subject to certain adjustments to the number of shares subject to such Stock Option and/or SAR and the exercise price of such shares (as described below).

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Upon conversion of my DuPont Stock Options and/or SARs into IFF Stock Options and/or SARs, how will the number of shares of IFF Common Stock to be purchased and the exercise price of such award be determined? The number of shares of IFF Common Stock subject to the converted award will be determined by multiplying the number of shares of DuPont Common Stock subject to the DuPont Stock Option and/or SAR by the Equity Adjustment Ratio (as defined below), with such number rounded down to the nearest whole number of shares. The exercise price of each converted award will be determined by dividing the exercise price of each share prior to the conversion by the Equity Adjustment Ratio, with such value rounded up to the nearest whole cent.

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What is the Equity Adjustment Ratio? The Equity Adjustment Ratio is the factor that will applied to DuPont LTI awards at the Closing to convert them into IFF awards and maintain the intrinsic value of the awards prior to the closing. The Equity Adjustment Ratio is equal to the 20-day volume-weighted average for a share of DuPont Common Stock as of the Distribution Date (as defined herein) divided by the 20-day volume-weighted average for a share of IFF Common Stock as of the Closing date. The Distribution Date is the date on which DuPont distributes all of the issued and outstanding shares of DuPont’s Nutrition & Biosciences business common stock to the holders of DuPont Common Stock as part of the N&B Transaction (whether by way of an exchange offer, a distribution of shares as a dividend, or a combination thereof).

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What effect will the conversion have on my DuPont RSUs as of the Closing? Upon the Closing, each outstanding DuPont RSU will automatically convert into an IFF RSU on the same terms and conditions (including applicable vesting requirements), subject to certain adjustments to the number of shares of IFF Common Stock to be issued upon vesting (as described below). The converted IFF RSUs have no rights to dividend equivalents.

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Upon conversion of my DuPont RSUs into IFF RSUs, how will the number of shares of IFF Common Stock to be issued upon vesting under such award be determined? The number of shares of IFF Common Stock to be issued upon vesting of such converted award will be determined by multiplying the number of shares of DuPont Common Stock subject to the DuPont RSU by the Equity Adjustment Ratio, with such number rounded up to the nearest whole number of shares.

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What happens to any Dividend Equivalent Units (“DEUs”) that have accrued along with my RSU grant? DEUs refer to the value of unrealized dividends earned on stock units held during the vesting period. The DEUs will convert into DEUs of IFF stock upon the Closing; however, converted awards will not have the right to additional dividend equivalents.

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What effect will the conversion have on my DuPont PSUs as of the Closing? Upon the Closing, each outstanding DuPont PSU will convert automatically into an IFF RSU on the same terms and conditions (including applicable vesting requirements), subject to certain adjustments to the number of shares of IFF Common Stock to be issued upon vesting (as described below). The converted IFF RSUs will not have the right to additional dividend equivalents.

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Upon conversion of my DuPont PSUs into IFF RSUs, how will the number of shares of IFF Common Stock to be issued upon vesting under such award be determined? The number of shares of IFF Common Stock to be issued upon vesting of such converted award will be determined by multiplying the number of shares of DuPont Common Stock subject to the DuPont PSU by the Equity Adjustment Ratio, with such number rounded up to the nearest whole number of shares. The number of shares of DuPont Common Stock subject to the DuPont PSUs will be based on the level of achievement of the applicable performance criteria immediately preceding the Closing as determined by the DuPont People and Compensation Committee.

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Why are certain shares rounded down and other rounded up? The number of RSUs and DEUs will be rounded up to the nearest whole unit. The number of Stock Options and SARs are rounded down to the nearest whole value, and the adjusted exercise price is rounded up to the nearest cent. There are legal, tax and administrative reasons underlying the decision to round using these methods. Generally, rounding should result in differences of less than the value of one share for each award.

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Where can I find the terms and conditions of my awards? A form of the terms and conditions of each award can be viewed on Benefits Online® under the Document Library. Please make sure to review the terms and conditions for each grant year for which you may have outstanding equity awards.

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Upon vesting of the converted awards, how will tax withholding obligations be settled? In general, IFF currently intends that any tax withholding required for converted IFF awards (usually upon vesting or exercise, as applicable) will be accomplished via share withholding whereby IFF will withhold the whole number of shares of IFF Common Stock that is equal in value to the required amount of tax withholdings.    This process differs from DuPont’s withholding process, in which such tax is generally withheld through payroll. The shares (or cash, if applicable) remaining will be deposited into your Fidelity brokerage account.

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Will I need to accept my awards again? No. If you have already accepted your awards, you will not need to accept awards again. Please note you will not receive new award agreements for your converted awards.

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I have shares of DuPont Common Stock held at Merrill Lynch that were issued upon vesting (and exercise, if applicable) of RSUs, Stock Options and/or SARs. Will these shares be converted? Any shares of DuPont Common Stock that are held in your Merrill Lynch brokerage account as a result of previous transactions (such as prior RSU vesting or Stock Option exercise) will be treated the same as shares of DuPont Common Stock held by other DuPont shareholders (i.e., will be converted into the right to receive a certain number of shares of IFF common stock, or a cash payment in lieu of fractional shares) .

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Where will I find information regarding my awards following the Closing? Fidelity Stock Plan Services (Fidelity) will serve as the recordkeeper for your converted awards. Following the conversion, you will receive a welcome communication from Fidelity explaining how to access your award information.

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What happens if the exercise price of my Stock Options and/or SARs is above the market price of DuPont Common Stock at the time of the Closing? The conversion methodology will be the same whether the exercise price is above or below the market price of DuPont Common Stock at the time of the Closing.

•	What are the tax implications of the N&B Transaction on my equity awards? We urge you to consult with your personal tax advisor to determine the specific tax consequences to your equity awards.

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What further actions do I need to take? You do not need to take any action regarding your awards. Awards will be adjusted automatically at the Closing. You will receive communications following the Closing informing you that your awards have been converted.

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The Q&As in this document are intended to address commonly asked questions in summary format and do not create contractual rights or amend any plans or benefit programs. As always, the terms of the underlying benefit plans and/or the transactional documents effecting the N&B Transaction (including, without limitation, the Merger Agreement, the Employee Matters Agreement and the Separation and Distribution Agreement), as applicable, control in the event of a conflict with this summary. IFF reserves the right to amend or terminate its benefit plans in accordance with the terms of the plan and applicable law. Nothing in this document should be construed as an employment contract or a guarantee of any specific terms and conditions of employment.

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Welcome to IFF

At IFF (NYSE:IFF) (TASE: IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020, and N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE PROPOSED TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) legislative, regulatory and economic developments, (17) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (18) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (19) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (20) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (21) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (22) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (23) the ability of N&B or IFF to retain and hire key personnel, (24) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (25) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (26) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (27) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (28) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (29) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-

looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.